

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 6, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re:** **Forum National Investments Ltd.**
> **Form 20-F for the year ended September 30, 2007**
> **Form 20-F for the year ended September 30, 2008**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your response filed with us on December 9, 2009 and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

General

1.   We note your response to our previous comments 1 and 2. Please file your 2007
Form 20-F amendment upon receipt of this letter. With respect to your 2008 Form
20-F amendment, please consider the following comments and file such amendment
as soon as possible. Please file your 2008 Form 20-F amendment when you file your
response to this letter, as opposed to including a draft amendment as an addendum to
your response.

Draft 2008 Form 20-F included with your response letter, dated December 9, 2009

Item III. Key Information

A. Selected Financial Data

Table of Selected Consolidated Financial Data, page 2
2.   Please revise your disclosure here to exclude the presentation of Current Liabilities
Excluding Deferred Revenue. Such presentation constitutes a non-GAAP measure as
defined under Item 10(e) of Regulation S-K, and requires certain disclosures and
reconciliations which have not been presented. We would not object to the
presentation of Current Liabilities accompanied by footnote disclosure of the amount
of deferred revenue included therein for each applicable year. Also, please ensure
consistency between your 2008 and 2007 presentations.

Item V. Operating and Financial Review and Prospects

A. Operating Results

Selected Annual Information, page 21
3.   We note your discussion on page 22 of changes in compensation expense, and that
you have presented the figure for 2007 excluding stock-based compensation. This
presentation also constitutes a non-GAAP measure and should be revised to discuss
total 2007 compensation expense. We would not object to disclosure identifying the
amount of stock-based compensation expense included in total compensation
expense.

Capital Resources, page 24

4.   In the second paragraph of this section, you indicate that cash flow generated in
operations increased to $1,202,670 due mainly to, among other reasons, accrual for
revenue from a matured life settlement contract not yet received. However, the

accrual of revenue not yet received does not generate any operating cash flow until the receivable is collected. Please revise your disclosure, as appropriate.

Item VIII. Financial Information

Consolidated Statements of Operations, page 63

5.   Please display a sub-total for Operating Income (Loss) above your items of other income and expense.

Consolidated Statements of Cash Flows, page 64

6.   Please delete the sub-total above the caption "changes in non-cash operating working capital" and also change that caption since changes in working capital do involve cash. We suggest you refer to all adjustments (including those you refer to as "items not involving cash") as adjustments to reconcile net income (loss) to net cash provided (used) by operating activities. See FASB ASC 830-230-55 illustrative examples..

7.   Please revise your cash flows from investing activities to properly reflect the purchase price of the life settlement contracts. Your current presentation of "purchases" of approximately $3.5 million is not consistent with the purchased value presented elsewhere in your filing of approximately $1.7 million, and appears to represent the marked-to-market carrying value at September 30, 2008, as presented in Note 5 on page 82.

8.   Please provide us with a reconciliation of the amount shown in your financial statements with respect to your investments in life settlements and the income and cash flows relating thereto. This reconciliation should include purchases and sales, if any, realized and unrealized gains, any amounts received or receivable, and ending balances.

Note 2 – Significant Accounting Policies

(b) Revenue recognition, page 67

9.   We note the revision to your revenue recognition policy at the end of Note 2(b)(i) on page 67. Please further revise this disclosure to state that gains from matured life insurance policies and revaluation of life settlement contracts are recorded as Other Income (not Other Revenue) and are excluded from Operating Revenue (i.e., are reflected as non-operating income).

Mr. Martin Tutschek
Forum National Investments Ltd.
January 6, 2010
Page 4

10. Please revise Note 2(b) to move sub-section 2(b)(ii) to a section other than revenue recognition, such as investment income with respect to life settlement contracts. Also, please revise the last sentence to state that you recognize investment income (not revenue) in connection with your investments in life settlement contracts.

(i) Earnings Per Share, page 69
11. As requested in our previous comments, please clarify your calculations of earnings (loss) per share. In this regard, tell us why you considered your Preferred Series B in the calculation of basic earnings per share. Specifically address how you considered the guidance in FASB ASC 260-10-45-12A. Your response should include how you considered whether conversion at the option of the holder constitutes a barrier to conversion.

12. Please ensure that your disclosure states the specific reasons why your Series A and Series B preferred shares are included or excluded, as applicable, in your calculations of basic and diluted earnings (loss) per share.

Note 5 – Investments in Life Settlements, page 82

13. Please resolve the discrepancy between the face value of remaining policies as of September 30, 2008 presented here of $27,483,207 with that presented in related disclosure throughout your filing of $25,930,000.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

David R. Humphrey
Branch Chief